UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    EGL, Inc.
                                (NAME OF ISSUER)


                    Common Stock, par value $0.001 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   268484 10 2
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

    ------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                February 27, 2007
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

      EXPLANATORY NOTES: This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed by James R. Crane and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on January 22, 2007, as amended by Amendment No. 1 thereto filed on February 8, 2007 (as amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The disclosure in Item 3 is hereby amended and restated in its entirety as follows:

      The shares of EGL Common Stock that each of the Reporting Persons beneficially own were acquired through open market purchases using personal or other funds, through each of such person's service as an officer, director or member of management of the Issuer or through purchases in private transactions.

      With respect to the proposed transaction described in Item 4 of this
Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds necessary to consummate the transaction would consist of the following: (i) up to approximately $1.175 billion of debt that would be incurred in connection with the transaction as further described in Item 4 and the Proposal Letter (as defined in Item 4) and
(ii) equity financing to be provided by the Reporting Persons, investment funds affiliated with Centerbridge Partners, L.P. ("Centerbridge"), and affiliates of The Woodbridge Company Limited "Woodbridge"), in cash or through the rollover of EGL Common Stock.

      The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal Letter, which is incorporated herein by reference.

      ITEM 4.  PURPOSE OF TRANSACTION.

      The disclosure in Item 4 is hereby amended and restated in its entirety as follows:

      As set forth in a letter dated February 27, 2007 (the "Proposal Letter"), Mr. Crane, Centerbridge and Woodbridge have submitted to the Special Committee (the "Special Committee") of the Issuer's Board of Directors (the "Board of Directors") a proposal to acquire all of the outstanding EGL Common Stock (the "Proposal"), except for certain shares of EGL Common Stock held by the Reporting Persons and expected to be rolled-over in the acquisition. Each of the Reporting Persons intend to participate in the Proposal. A copy of the Proposal Letter is being filed herewith as Exhibit 7.02.


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



      The Proposal contemplates that the transaction would be effected through a merger of a new acquisition corporation to be formed by the Reporting Persons, Centerbridge and Woodbridge ("Acquisition Corp.") with and into the Issuer. Mr. Crane intends to roll-over all of his EGL Common Stock in the acquisition. The other Reporting Persons intend to roll-over all or a substantial portion of their EGL Common Stock in the acquisition. The EGL Common Stock of the Reporting Persons that would be rolled-over in the acquisition would be contributed to a parent entity of Acquisition Corp. ("Parent") immediately prior to the merger in exchange for equity interests in such parent entity. All of the other EGL Common Stock (including the shares of EGL Common Stock held by the Reporting Persons and not contributed to Parent as described above) would be converted into the right to receive a cash payment equal to $36.00 per share (the "Offer Price"). If such merger is consummated, the EGL Common Stock will no longer be traded on the NASDAQ Stock Market and the registration of the EGL Common Stock under
Section 12 of the Exchange Act will be terminated.

      On February 28, 2007, a press release related to the Proposal was issued by Mr. Crane, Centerbridge and Woodbridge. A copy of the press release is being filed herewith as Exhibit 7.03.

      The debt financing for the transaction would be provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Woodbridge Company Limited. The equity financing for the transaction would be provided by the Reporting Persons, Centerbridge and Woodbridge through cash investment or the roll-over of EGL Common Stock. The Reporting Persons expect that executed debt and equity commitment letters will be delivered from their financing sources prior to the execution of definitive agreements related to the proposed merger.

      In connection with the Proposal, Mr. Crane, Centerbridge and Woodbridge entered into a letter agreement, dated as of February 27, 2007 (the "Bidding Side Letter"), which relates to (a) the capitalization and terms of the equity investment in Parent in the event a merger agreement with respect to the Proposal is consummated and (b) Mr. Crane's agreement, in his capacity as a shareholder of the Issuer and subject to certain exceptions, not to solicit alternative proposals to the Proposal with other equity sources, it being understood that nothing would prohibit Mr. Crane from participating as an officer, director, or equity participant in a proposal so long as he did not actively solicit such proposal. A copy of the Bidding Side Letter is being filed herewith as Exhibit 7.04.

      Except as otherwise provided herein, with respect to the Proposal or any matters related thereto, the Reporting Persons' intent is to be purchasers of shares of EGL Common Stock of the Issuer not already owned by them and not sellers of shares of EGL Common Stock owned by them.

      The foregoing is a summary of the Proposal and should not be construed as an offer to purchase shares of EGL Common Stock. A proxy statement will be distributed to shareholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Shareholders should read the Issuer's proxy statement and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or their


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



respective affiliates with respect to the Proposal and the proposed merger, free of charge at the SEC's web site, www.sec.gov.

      Other than as set forth herein or in the Proposal Letter or the Bidding Side Letter, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of
Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Issuer's business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their respective ownership of EGL Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but, except as otherwise provided herein, the Reporting Persons currently have no intention of selling any shares of EGL Common Stock.

      No guarantees can be given that the proposed merger will be consummated. No binding obligation on the part of the Issuer or any of the Reporting Persons, Centerbridge or Woodbridge shall arise with respect to the proposed merger unless and until mutually acceptable definitive documentation has been executed and delivered.

      The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Bidding Side Letter, each of which is incorporated herein by reference.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The disclosure in Item 6 is hereby amended and restated in its entirety as follows:

      Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

      The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter and the Bidding Side Letter, each of which are incorporated herein by reference.

      ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 7.02. Proposal Letter to the Special Committee of the Board of Directors of EGL, Inc., dated February 27, 2007.

      Exhibit 7.03.     Press Release, dated February 28, 2007.

      Exhibit 7.04      Letter Agreement, dated February 27, 2007, among James
                        R. Crane, Centerbridge Partners, L.P. and The Woodbridge Company Limited.






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                                   Signatures

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated:      March 1, 2007



                                                                *
                                                --------------------------------
                                                JAMES R. CRANE



                                                                *
                                                --------------------------------
                                                E. JOSEPH BENTO



                                                                *
                                                --------------------------------
                                                RONALD E. TALLEY



                                                                *
                                                --------------------------------
                                                GREGORY WEIGEL



                                                                *
                                                --------------------------------
                                                KEITH WINTERS



                                                                *
                                                --------------------------------
                                                VITTORIO FAVATI




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



* Margaret Barradas, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                                    /s/  MARGARET BARRADAS
                                                --------------------------------
                                                MARGARET BARRADAS





















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